Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the second quarter of 2016 and six months ended June 30, 2016, has been derived from TOTAL’s unaudited consolidated financial statements for the second quarter of 2016 and six months ended June 30, 2016. The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2016.

A.	KEY FIGURES

2Q16	1Q16	2Q15	2Q16 vs 2Q15	in millions of dollars except earnings per share and number of shares	1H16	1H15	1H16 vs 1H15
37,215	32,841	44,715	-17%	Sales	70,056	87,028	-20%
				Adjusted net operating income from business segments(a)
1,127	498	1,560	-28%	• Upstream	1,625	2,919	-44%
1,018	1,128	1,349	-25%	• Refining & Chemicals	2,146	2,449	-12%
378	252	425	-11%	• Marketing & Services	630	746	-16%
776	498	685	+13%	Equity in net income (loss) of affiliates	1,274	1,275	—
0.86	0.67	1.29	-33%	Fully-diluted earnings per share ($)	1.53	2.45	-38%
2,379	2,350	2,292	+4%	Fully-diluted weighted-average shares (millions)	2,365	2,289	+3%
2,088	1,606	2,971	-30%	Net income (Group share)	3,694	5,634	-34%
4,566	4,908	6,590	-31%	Investments(b)	9,474	15,399	-38%
773	985	1,893	-59%	Divestments	1,758	4,877	-64%
3,790	3,923	4,616	-18%	Net investments(c)	7,713	10,441	-26%
4,059	4,615	5,148	-21%	Organic investments(d)	8,674	11,217	-23%
2,882	1,881	4,732	-39%	Cash flow from operations	4,763	9,119	-48%
1,752	1,545	835	x2.1	• Includes changes in working capital	3,297	1,311	x2.5

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
(b)	Including acquisitions and increases in non-current loans.
(c)	“Net investments” = investments – divestments – repayment of non-current loans – other operations with non-controlling interests. See page 9 of this exhibit.
(d)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 9 of this exhibit.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 20-26 and 36-45 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Upstream segment

•	Environment — liquids and gas price realizations(a)

2Q16	1Q16	2Q15	2Q16 vs 2Q15		1H16	1H15	1H16 vs 1H15
45.6	33.9	61.9	-26%	Brent ($/b)	39.8	57.8	-31%
43.0	31.0	58.2	-26%	Average liquids price ($/b)	36.8	53.8	-32%
3.43	3.46	4.67	-27%	Average gas price ($/Mbtu)	3.44	5.03	-32%
33.0	26.4	45.4	-27%	Average hydrocarbons price ($/boe)	29.6	43.6	-32%

(a)	Consolidated subsidiaries, excluding fixed margins.

•	Production

2Q16	1Q16	2Q15	2Q16 vs 2Q15	hydrocarbon production	1H16	1H15	1H16 vs 1H15
2,424	2,479	2,299	+5%	Combined production (kboe/d)	2,452	2,347	+4%
1,253	1,286	1,215	+3%	• Liquids (kb/d)	1,269	1,227	+3%
6,466	6,441	5,910	+9%	• Gas (Mcf/d)	6,453	6,110	+6%

Hydrocarbon production was 2,424 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2016, an increase of more than 5% compared to the second quarter 2015, due to the following:

•	+6% due to new project start ups and ramp ups, notably Laggan-Tormore, Vega Pleyade, Moho Phase 1b, Gladstone LNG and Termokarstovoye;

•	-2% due to the security situation in Nigeria and forest fires in Canada; and

•	+1% due to the PSC price effect(1) and performance, net of normal field decline.

In the first half 2016, hydrocarbon production was 2,452 kboe/d, an increase of 4.5% compared to the first half 2015, due to the following:

•	+5% due to new project start ups and ramp ups, notably Laggan-Tormore, Vega Pleyade, Moho Phase 1b, Gladstone LNG and Termokarstovoye;

•	-2% due to the security situation in Nigeria and Yemen, and forest fires in Canada; and

•	+2% due to the PSC price effect and performance, net of normal field decline.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

•	Results

2Q16	1Q16	2Q15	2Q16 vs 2Q15	in millions of dollars	1H16	1H15	1H16 vs 1H15
3,344	3,466	4,498	-26%	Non-Group sales	6,810	9,723	-30%
16	(317)	1,641	-99%	Operating income	(301)	1,840	n/a
564	459	354	+59%	Adjustments affecting operating income	1,023	1,686	-39%
580	142	1,995	-71%	Adjusted operating income(a)	722	3,526	-80%
3.2%	-7.0%	47.3%		Effective tax rate(b)	0.8%	47.9%
1,127	498	1,560	-28%	Adjusted net operating income(a)	1,625	2,919	-44%
452	269	489	-8%	• Includes adjusted income from equity affiliates	721	992	-27%
3,539	4,237	5,653	-37%	Investments	7,776	13,804	-44%
448	915	379	+18%	Divestments	1,363	1,541	-12%
3,261	4,146	5,212	-37%	Organic investments	7,408	10,724	-31%
983	2,113	2,713	-64%	Cash flow from operating activities	3,096	6,238	-50%

(a)	1Q15 data as republished in 2Q15 following the reclassification in the income statement of certain taxes related to the participation in the ADCO concession. Details on adjustment items are shown in the business segment information starting on page 20 of this exhibit.
(b)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments + tax on adjusted net operating income).

Cash flow from operating activities in the second quarter 2016 excluding the change in working capital at replacement cost of $1,298 million ($297 million in the second quarter 2015) was $2,281 million, a decrease of 24% compared to $3,010 million in the second quarter 2015, which moved in line with the average hydrocarbon price and captured the benefit from cost reductions and production growth.

In the first half 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $1,016 million (-$309 million in the first half 2015) was $4,112 million, a decrease of 31% compared to $5,929 million in the first half 2015.

Upstream adjusted net operating income was:

•	$1,127 million in the second quarter 2016, a decrease of 28% compared to the second quarter 2015, essentially due to the decrease in the average hydrocarbon price, partially offset by the increase in production, decrease in operating costs and lower exploration expenses and taxes; and

•	$1,625 million in the first half 2016, a decrease of 44% compared to the first half 2015, for the same reasons.

Adjusted net operating income for the Upstream segment excludes special items. In the second quarter 2016, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $362 million, consisting essentially of charges related to the abandonment by the Group of its operations in Kurdistan, compared to a positive impact of $509 million in the second quarter 2015, consisting essentially of an impairment of assets in Yemen due to security conditions and the impact of a litigation in Qatar.

B.2.	Refining & Chemicals segment

•	Refinery throughput and utilization rates(a)

2Q16	1Q16	2Q15	2Q16 vs 2Q15		1H16	1H15	1H16 vs 1H15
1,795	2,105	1,998	-10%	Total refinery throughput (kb/d)	1,951	2,006	-3%
522	756	613	-15%	• France	639	675	-5%
803	844	875	-8%	• Rest of Europe	824	835	-1%
470	505	510	-8%	• Rest of world	488	496	-2%
				Utilization rates(b)
77%	91%	84%		• Based on crude only	84%	85%
80%	94%	87%		• Based on crude and other feedstock	87%	88%

(a)	Includes share of TotalErg, as well as refineries in Africa and the French Antilles that are reported in the Marketing & Services segment. The condensate splitters at Port Arthur and Daesan are also included and 2015 figures have been restated.
(b)	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	decreased by 10% in the second quarter 2016 compared to the second quarter 2015, due to outages in Europe and the United States; and

•	decreased by 3% in the first half 2016 compared to the first half 2015; strong operational performance in the first quarter was offset by outages in the second quarter.

•	Results

2Q16	1Q16	2Q15	2Q16 vs 2Q15	in millions of dollars except European refining margin indicator (ERMI)	1H16	1H15	1H16 vs 1H15
35.0	35.1	54.1	-35%	ERMI ($/t)	35.1	50.6	-31%
16,567	13,938	19,793	-16%	Non-Group sales	30,505	37,257	-18%
1,416	1,090	1,696	-17%	Operating income	2,506	3,225	-22%
(451)	207	(92)	n/a	Adjustments affecting operating income	(244)	(286)	n/a
965	1,297	1,604	-40%	Adjusted operating income(a)	2,262	2,939	-23%
1,018	1,128	1,349	-25%	Adjusted net operating income(a)	2,146	2,449	-12%
150	116	135	+11%	• Including Specialty Chemicals(b)	266	251	+6%
480	259	465	+3%	Investments	739	899	-18%
23	29	874	-97%	Divestments	52	2,640	-98%
457	232	(425)	n/a	Organic investments	689	(15)	n/a
1,560	(421)	1,700	-8%	Cash flow from operating activities	1,139	2,014	-43%

(a)	Details on adjustment items are shown in the business segment information starting on page 20 of this exhibit.
(b)	Hutchinson and Atotech; Bostik until February 2015.

The Group’s European refining margin indicator (“ERMI”) remained stable compared to the first quarter 2016, but decreased by 35% compared to last year. The petrochemical environment remained favorable, supported by strong polymer demand.

Cash flow from operating activities in the second quarter 2016 excluding the change in working capital at replacement cost of -$422 million (-$134 million in the second quarter 2015) was $1,138 million, a decrease of 27% compared to $1,566 million in the second quarter 2015.

In the first half 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $1,318 million ($932 million in the first half 2015) was $2,457 million, a decrease of 17% compared to $2,946 million in the first half 2015.

Refining & Chemicals adjusted net operating income was:

•	$1,018 million in the second quarter 2016, a decrease of only 25% compared to the second quarter 2015, despite lower refining margins and throughput, thanks to strong operational performance of the Group’s major integrated platforms in Asia and the Middle East; and

•	$2,146 million in the first half 2016, a decrease of 12% compared to the first half 2015, for the same reasons.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2016, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $331 million compared to a negative impact of $138 million in the second quarter 2015. The exclusion of special items in the second quarter 2016 had a positive impact on the segment’s adjusted net operating income of $52 million compared to a positive impact of $117 million in the second quarter 2015.

B.3.	Marketing & Services segment

•	Petroleum product sales

2Q16	1Q16	2Q15	2Q16 vs 2Q15	sales in kb/d(a)	1H16	1H15	1H16 vs 1H15
1,793	1,757	1,822	-2%	Total Marketing & Services sales	1,775	1,818	-2%
1,074	1,062	1,079	—	• Europe	1,068	1,091	-2%
719	695	743	-3%	• Rest of world	707	727	-3%

(a)	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 8 of this exhibit); includes share of TotalErg.

In the second quarter 2016, petroleum product sales decreased by 2% compared to the second quarter 2015, mainly due to the sale of Totalgaz and the marketing network in Turkey. Excluding this perimeter effect, retail network and land-based lubricant sales increased by 3.5%. In the first half 2016, refined product sales decreased by 2% compared to the first half 2015.

•	Results

2Q16	1Q16	2Q15	2Q16 vs 2Q15	in millions of dollars	1H16	1H15	1H16 vs 1H15
17,305	15,433	20,419	-15%	Non-Group sales	32,738	40,039	-18%
542	254	493	+10%	Operating income	796	931	-15%
(108)	77	(28)	n/a	Adjustments affecting operating income	(31)	(21)	n/a
434	331	465	-7%	Adjusted operating income(a)	765	910	-16%
378	252	425	-11%	Adjusted net operating income(a)	630	746	-16%
(43)	(37)	(45)	n/a	• Including New Energies	(80)	(87)	n/a
339	390	436	-22%	Investments	729	651	+12%
296	37	627	-53%	Divestments	333	679	-51%
329	220	324	+2%	Organic investments	549	467	+18%
(15)	240	379	n/a	Cash flow from operating activities	225	1,023	-78%

(a)	Details on adjustment items are shown in the business segment information starting on page 20 of this exhibit.

Cash flow from operating activities in the second quarter 2016 excluding the change in working capital at replacement cost of $526 million ($152 million in the second quarter 2015) was $511 million, a decrease of 4% compared to $531 million in the second quarter 2015.

In the first half 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $648 million (-$74 million in the first half 2015) was $873 million, a decrease of 8% compared to $949 million in the first half 2015.

Marketing & Services adjusted net operating income was:

•	$378 million in the second quarter 2016, a 50% increase compared to the first quarter 2016, reaching a level similar to second quarter 2015 despite the asset sales over the past year; and

•	$630 million in the first half 2016, a decrease of 16% compared to the first half 2015.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the second quarter 2016, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $84 million compared to a negative impact of $43 million in the second quarter 2015. The exclusion of special items in the second quarter 2016 had a positive impact on the segment’s adjusted net operating income of $76 million compared to negative impact of $335 million in the second quarter 2015, consisting essentially of a gain on the disposal of Totalgaz.

C.	GROUP RESULTS

•	Net income (Group share)

Net income (Group share) was:

•	$2,088 million in the second quarter 2016 compared to $2,971 million in the second quarter 2015, a decrease of 30%; and

•	$3,694 million in the first half 2016 compared to $5,634 million in the first half 2015, a decrease of 34%.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Total adjustments affecting net income (Group share)(1) were:

•	-$86 million in the second quarter 2016, including mainly the inventory effect and the impairment of assets that will not be developed, compared to -$114 million in the second quarter 2015; and

•	-$116 million in the first half 2016, including mainly inventory effect, the gain on the sale of the FUKA gas pipeline network in the North Sea in the first quarter and the impairment of assets that will not be developed, compared to -$53 million in the first half 2015.

Adjusted net income (Group share) was:

•	$2,174 million in the second quarter 2016 compared to $3,085 million in the second quarter 2015, a decrease of 30% mainly due to weaker Upstream performance resulting from the unfavorable economic condition; and

•	$3,810 million in the first half 2016 compared to $5,687 million in the first half 2015, a decrease of 33% for the same reasons.

The number of fully-diluted shares was 2,401 million on June 30, 2016, and 2,294 million on June 30, 2015.

•	Divestments — acquisitions

Asset sales were:

•	$472 million in the second quarter 2016, comprised mainly of the sale of the retail network in Turkey, compared to $733 million in the second quarter 2015; and

•	$1,357 million in the first half 2016, comprised mainly of the sales of the retail network in Turkey and the FUKA gas pipeline network in the North Sea, compared to $3,472 million in the first half 2015.

(1)	Details shown on pages 9 and 31 of this exhibit.

Acquisitions were:

•	$206 million in the second quarter 2016, comprised mainly of the purchase of shares in Saft, compared to $282 million in the second quarter 2015; and

•	$399 million in the first half 2016, comprised mainly of the purchase of shares in Saft and the acquisition of the retail network in the Dominican Republic, compared to $2,777 million in the first half 2015.

•	Cash flow

The Group’s net cash flow(1) was:

•	$210 million in the second quarter 2016 compared to $701 million in the second quarter 2015, despite the drop in Brent price from $62/b to $46/b; and

•	-$5 million in the first half 2016 compared to -$489 million in the first half 2015, despite the decrease in Brent price from $58/b to $40/b.

Cash flow from operating activities in the second quarter 2016 excluding the change in working capital at replacement cost of $1,118 million ($585 million in the second quarter 2015) was $4,000 million, a decrease of 25% compared to $5,317 million in the second quarter 2015.

In the first half 2016, cash flow from operating activities excluding the change in working capital at replacement cost of $2,945 million ($833 million in the first half 2015) was $7,708 million, a decrease of 23% compared to $9,952 million in the second quarter 2015.

•	Return on equity

Return on equity from July 1, 2015 to June 30, 2016 was 8.9%(2).

D.	SUMMARY AND OUTLOOK

The financial performance of the Group over the first half 2016 demonstrates the strength of its integrated model across a range of volatile prices. The Group was resilient in a weak environment at the start of the year and fully captured the benefit of the rebound in prices during the second quarter.

In the Upstream, the start up of Incahuasi in Bolivia and Kashagan in Kazakhstan are expected in the second half of the year, following the first-half start-ups of Laggan-Tormore in the United Kingdom, Vega Pleyade in Argentina and Angola LNG. Production growth is projected to be 4% for the year as a whole, after reaching 4.5% in the first half.

In the Downstream, refining margins were lower at the beginning of the third quarter, due to high inventory levels. Reducing capacity at the Lindsey refinery and ending crude refining at La Mède refinery to convert it to a bio-refinery will be finalized in the second half of the year. The Group’s major integrated platforms are performing well and capturing the benefit of strong petrochemical margins which are supported by polymer demand.

TOTAL maintains strict discipline on costs and investments as part of its strategy to reduce the breakeven. In obtaining an interest in Al-Shaheen, it continues to add high quality, low cost assets to the portfolio.

In addition, the Group continues to actively manage its portfolio by launching the sale process for Atotech, and confirms its objective to generate $2 billion from net asset sales over the year.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

(1)	“Net cash flow” = operating cash flow before working capital changes – net investments (including other transactions with non-controlling interests).
(2)	Details shown on page 10 of this exhibit.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2015.

OPERATING INFORMATION BY SEGMENT

•	Upstream(a)

2Q16	1Q16	2Q15	2Q16 vs 2Q15	Combined liquids and gas production by region (kboe/d)	1H16	1H15	1H16 vs 1H15
770	788	645	+19%	Europe and Central Asia	779	649	+20%
634	630	622	+2%	Africa	632	634	—
505	531	518	-2%	Middle East and North Africa	518	549	-6%
251	258	263	-4%	Americas	255	258	-1%
264	271	251	+5%	Asia-Pacific	268	256	+4%

2,424	2,479	2,299	+5%	Total production	2,452	2,347	+4%

627	620	547	+15%	• Including equity affiliates	624	560	+11%

2Q16	1Q16	2Q15	2Q16 vs 2Q15	Liquids production by region (kb/d)	1H16	1H15	1H16 vs 1H15
251	251	210	+20%	Europe and Central Asia	251	206	+21%
511	518	508	+1%	Africa	515	518	-1%
367	380	369	-1%	Middle East and North Africa	374	375	—
93	104	96	-4%	Americas	99	93	+6%
30	33	32	-6%	Asia-Pacific	32	34	-7%

1,253	1,286	1,215	+3%	Total production	1,269	1,227	+3%

265	240	218	+21%	• Including equity affiliates	253	213	+19%

2Q16	1Q16	2Q15	2Q16 vs 2Q15	Gas production by region (Mcf/d)	1H16	1H15	1H16 vs 1H15
2,877	2,814	2,335	+23%	Europe and Central Asia	2,845	2,379	+20%
594	564	566	+5%	Africa	579	578	—
761	837	817	-7%	Middle East and North Africa	800	956	-16%
881	860	934	-6%	Americas	870	919	-5%
1,353	1,366	1,258	+8%	Asia-Pacific	1,359	1,278	+6%

6,466	6,441	5,910	+9%	Total production	6,453	6,110	+6%

1,927	2,039	1,764	+9%	• Including equity affiliates	1,983	1,863	+6%

2Q16	1Q16	2Q15	2Q16 vs 2Q15	Liquefied natural gas	1H16	1H15	1H16 vs 1H15
2.76	2.64	2.39	+15%	LNG sales(b) (Mt)	5.39	5.21	+3%

(a)	The regional reporting has been changed to reflect the Company’s internal organization.
(b)	Sales, Group share, excluding trading; 2015 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2015 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Supply)

2Q16	1Q16	2Q15	2Q16 vs 2Q15	Refined product sales by region (kb/d)(a)	1H16	1H15	1H16 vs 1H15
2,372	2,288	2,100	+13%	Europe	2,330	2,078	+12%
597	501	657	-9%	Africa	549	660	-17%
597	531	625	-4%	Americas	564	603	-6%
705	771	641	+10%	Rest of world	738	649	+14%

4,271	4,091	4,023	+6%	Total consolidated sales	4,181	3,990	+5%

717	699	632	+13%	• Including bulk sales	708	630	+12%
1,761	1,635	1,569	+12%	• Including trading	1,698	1,542	+10%

(a)	Includes share of TotalErg.

ADJUSTMENT ITEMS

•	Adjustments to operating income

2Q16	1Q16	2Q15	in millions of dollars	1H16	1H15
(633)	(464)	(474)	Special items affecting operating income	(1,097)	(1,851)

(8)	(11)	—	• Restructuring charges	(19)	—
(200)	—	(248)	• Impairments	(200)	(1,294)
(425)	(453)	(226)	• Other	(878)	(557)

634	(282)	250	Pre-tax inventory effect: FIFO vs. replacement cost	352	478

(6)	3	(10)	Effect of changes in fair value	(3)	(6)

(5)	(743)	(234)	Total adjustments affecting operating income	(748)	(1,379)

•	Adjustments to net operating income (Group share)

2Q16	1Q16	2Q15	in millions of dollars	1H16	1H15
(486)	150	(282)	Special items affecting net income (Group share)	(336)	(377)

(14)	358	327	• Gain (loss) on asset sales	344	1,329
(2)	(2)	—	• Restructuring charges	(4)	(31)
(178)	—	(245)	• Impairments	(178)	(1,354)
(292)	(206)	(364)	• Other	(498)	(321)

405	(183)	174	After-tax inventory effect: FIFO vs. replacement cost	222	328

(5)	3	(6)	Effect of changes in fair value	(2)	(4)

(86)	(30)	(114)	Total adjustments affecting net income	(116)	(53)

INVESTMENTS — DIVESTMENTS

2Q16	1Q16	2Q15	2Q16 vs 2Q15	in millions of dollars	1H16	1H15	1H16 vs 1H15
4,059	4,615	5,148	-21%	Organic investments	8,674	11,217	-23%

172	228	396	-57%	• Capitalized exploration	400	796	-50%
257	572	391	-34%	• Increase in non-current loans	829	1,184	-30%
(301)	(100)	(1,160)	-74%	• Repayment of non-current loans	(401)	(1,405)	-71%

206	193	282	-27%	Acquisitions	399	2,777	-86%

472	885	733	-36%	Asset sales	1,357	3,472	-61%

3	—	81	-96%	Other transactions with non-controlling interests	3	81	-96%

3,790	3,923	4,616	-18%	Net investments	7,713	10,441	-26%

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	6/30/2016	3/31/2016	6/30/2015
Current borrowings	13,789	10,853	13,114
Net current financial assets	(1,628)	(3,231)	(2,351)
Net financial assets classified as held for sale	(97)	83	(16)
Non-current financial debt	41,668	43,138	43,363
Hedging instruments of non-current debt	(1,251)	(1,236)	(1,157)
Cash and cash equivalents	(22,653)	(20,570)	(27,322)

Net debt	29,828	29,042	25,631

Shareholders’ equity – Group share	97,985	96,443	97,244
Estimated dividend payable	(1,618)	(3,250)	(1,561)
Non-controlling interests	2,904	2,960	3,104

Adjusted shareholders’ equity	99,271	96,153	98,787

Net-debt-to-equity ratio	30.0%	30.2%	25.9%

RETURN ON EQUITY

in millions of dollars	July 1, 2015 to June 30, 2016	April 1, 2015 to March 31, 2016	January 1, 2015 to December 31, 2015
Adjusted net income	8,817	9,742	10,698
Average adjusted shareholders’ equity	99,029	95,643	92,854

Return on equity (ROE)	8.9%	10.2%	11.5%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended June 30, 2016

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,480	4,586	1,583
Capital employed at 6/30/2015(a)	107,214	12,013	8,234
Capital employed at 6/30/2016(a)	108,733	12,249	9,021

ROACE	3.2%	37.8%	18.3%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended March 31, 2016

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,913	4,917	1,630
Capital employed at 3/31/2015(a)	103,167	12,534	7,928
Capital employed at 3/31/2016(a)	106,517	12,505	8,800

ROACE	3.7%	39.3%	19.5%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Full-year 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,744	4,889	1,699
Capital employed at 12/31/2014 (a)	100,497	13,451	8,825
Capital employed at 12/31/2015 (a)	105,580	10,407	8,415

ROACE	4.6%	41.0%	19.7%

(a)	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	ERMI(a) ($/t)(b)	Brent ($/b)	Average liquids price ($/b)(c)	Average gas price ($/Mbtu)(c)
Second quarter 2016	1.13	35.0	45.6	43.0	3.43
First quarter 2016	1.10	35.1	33.9	31.0	3.46
Fourth quarter 2015	1.10	38.1	43.8	38.1	4.45
Third quarter 2015	1.11	54.8	50.5	44.0	4.47
Second quarter 2015	1.11	54.1	61.9	58.2	4.67

(a)	The European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
(b)	$1/t = $0.136/b.
(c)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	2nd quarter 2016	1st quarter 2016	2nd quarter 2015
Sales	37,215	32,841	44,715
Excise taxes	(5,504)	(5,319)	(5,446)
Revenues from sales	31,711	27,522	39,269
Purchases, net of inventory variation	(20,548)	(17,639)	(26,353)
Other operating expenses	(5,906)	(6,136)	(6,031)
Exploration costs	(536)	(194)	(352)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,968)	(2,680)	(2,831)
Other income	172	500	722
Other expense	(133)	(70)	(396)
Financial interest on debt	(267)	(274)	(231)
Financial income from marketable securities & cash equivalents	1	10	28
Cost of net debt	(266)	(264)	(203)
Other financial income	312	191	255
Other financial expense	(166)	(155)	(163)
Equity in net income (loss) of affiliates	776	498	685
Income taxes	(330)	48	(1,589)

Consolidated net income	2,118	1,621	3,013

Group share	2,088	1,606	2,971
Non-controlling interests	30	15	42

Earnings per share ($)	0.86	0.67	1.29

Fully-diluted earnings per share ($)	0.86	0.67	1.29

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	2nd quarter 2016	1st quarter 2016	2nd quarter 2015
Consolidated net income	2,118	1,621	3,013

Other comprehensive income
Actuarial gains and losses	(132)	(81)	248
Tax effect	40	32	(81)
Currency translation adjustment generated by the parent company	(2,113)	3,641	2,963

Items not potentially reclassifiable to profit and loss	(2,205)	3,592	3,130

Currency translation adjustment	589	(1,944)	(1,160)
Available for sale financial assets	(4)	(10)	(12)
Cash flow hedge	(66)	98	36
Share of other comprehensive income of equity affiliates, net amount	355	(1)	(201)
Other	—	3	(2)
Tax effect	21	(24)	(8)

Items potentially reclassifiable to profit and loss	895	(1,878)	(1,347)

Total other comprehensive income (net amount)	(1,310)	1,714	1,783

Comprehensive income	808	3,335	4,796

Group share	795	3,308	4,749
Non-controlling interests	13	27	47

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st half 2016	1st half 2015
Sales	70,056	87,028
Excise taxes	(10,823)	(10,796)
Revenues from sales	59,233	76,232
Purchases, net of inventory variation	(38,187)	(50,557)
Other operating expenses	(12,042)	(12,303)
Exploration costs	(730)	(989)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,648)	(6,703)
Other income	672	2,343
Other expense	(203)	(838)
Financial interest on debt	(541)	(493)
Financial income from marketable securities & cash equivalents	11	59
Cost of net debt	(530)	(434)
Other financial income	503	397
Other financial expense	(321)	(329)
Equity in net income (loss) of affiliates	1,274	1,275
Income taxes	(282)	(2,573)

Consolidated net income	3,739	5,521

Group share	3,694	5,634
Non-controlling interests	45	(113)

Earnings per share ($)	1.54	2.46

Fully-diluted earnings per share ($)	1.53	2.45

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st half 2016	1st half 2015
Consolidated net income	3,739	5,521

Other comprehensive income
Actuarial gains and losses	(213)	153
Tax effect	72	(117)
Currency translation adjustment generated by the parent company	1,528	(5,229)

Items not potentially reclassifiable to profit and loss	1,387	(5,193)

Currency translation adjustment	(1,355)	2,588
Available for sale financial assets	(14)	(4)
Cash flow hedge	32	(94)
Share of other comprehensive income of equity affiliates, net amount	354	841
Other	3	1
Tax effect	(3)	29

Items potentially reclassifiable to profit and loss	(983)	3,361

Total other comprehensive income (net amount)	404	(1,832)

Comprehensive income	4,143	3,689

Group share	4,103	3,833
Non-controlling interests	40	(144)

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	June 30, 2016	March 31, 2016	December 31, 2015	June 30, 2015
	(unaudited)	(unaudited)		(unaudited)
ASSETS
Non-current assets
Intangible assets, net	14,207	14,512	14,549	16,101
Property, plant and equipment, net	111,420	111,636	109,518	110,023
Equity affiliates : investments and loans	20,683	20,411	19,384	19,380
Other investments	1,411	1,413	1,241	1,248
Hedging instruments of non-current financial debt	1,251	1,236	1,219	1,157
Deferred income taxes	4,175	3,955	3,982	3,145
Other non-current assets	4,467	4,329	4,355	4,047

Total non-current assets	157,614	157,492	154,248	155,101

Current assets
Inventories, net	15,021	13,887	13,116	17,373
Accounts receivable, net	11,933	12,220	10,629	14,415
Other current assets	14,850	15,827	15,843	15,072
Current financial assets	2,018	3,439	6,190	2,439
Cash and cash equivalents	22,653	20,570	23,269	27,322
Assets classified as held for sale	1,257	724	1,189	2,754

Total current assets	67,732	66,667	70,236	79,375

Total assets	225,346	224,159	224,484	234,476
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	7,846	7,709	7,670	7,549
Paid-in surplus and retained earnings	106,343	103,766	101,528	103,286
Currency translation adjustment	(11,619)	(10,447)	(12,119)	(9,243)
Treasury shares	(4,585)	(4,585)	(4,585)	(4,348)

Total shareholders’ equity—Group share	97,985	96,443	92,494	97,244

Non-controlling interests	2,904	2,960	2,915	3,104

Total shareholders’ equity	100,889	99,403	95,409	100,348

Non-current liabilities
Deferred income taxes	11,345	11,766	12,360	13,458
Employee benefits	3,887	3,984	3,774	4,426
Provisions and other non-current liabilities	17,270	17,607	17,502	17,353
Non-current financial debt	41,668	43,138	44,464	43,363

Total non-current liabilities	74,170	76,495	78,100	78,600

Current liabilities
Accounts payable	20,478	20,887	20,928	22,469
Other creditors and accrued liabilities	14,983	15,938	16,884	18,718
Current borrowings	13,789	10,858	12,488	13,114
Other current financial liabilities	390	208	171	88
Liabilities directly associated with the assets classified as held for sale	647	370	504	1,139

Total current liabilities	50,287	48,261	50,975	55,528

Total liabilities & shareholders’ equity	225,346	224,159	224,484	234,476

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	2nd quarter 2016	1st quarter 2016	2nd quarter 2015
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2,118	1,621	3,013
Depreciation, depletion, amortization and impairment	3,361	2,735	3,113
Non-current liabilities, valuation allowances and deferred taxes	(477)	(268)	285
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(48)	(367)	(459)
Undistributed affiliates’ equity earnings	(280)	(236)	(221)
(Increase) decrease in working capital	(1,752)	(1,545)	(835)
Other changes, net	(40)	(59)	(164)

Cash flow from operating activities	2,882	1,881	4,732
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(4,094)	(4,146)	(5,991)
Acquisitions of subsidiaries, net of cash acquired	11	(133)	(3)
Investments in equity affiliates and other securities	(226)	(57)	(205)
Increase in non-current loans	(257)	(572)	(391)

Total expenditures	(4,566)	(4,908)	(6,590)
Proceeds from disposals of intangible assets and property, plant and equipment	200	792	221
Proceeds from disposals of subsidiaries, net of cash sold	270	—	403
Proceeds from disposals of non-current investments	2	93	109
Repayment of non-current loans	301	100	1,160

Total divestments	773	985	1,893

Cash flow used in investing activities	(3,793)	(3,923)	(4,697)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	4	—	438
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(1,173)	(954)	(6)
- Non-controlling interests	(72)	(3)	(70)
Issuance of perpetual subordinated notes	1,950	—	—
Payments on perpetual subordinated notes	—	(133)	—
Other transactions with non-controlling interests	3	—	81
Net issuance (repayment) of non-current debt	400	154	1,635
Increase (decrease) in current borrowings	1,011	(3,027)	(512)
Increase (decrease) in current financial assets and liabilities	1,399	2,746	(79)
Cash flow used in financing activities	3,522	(1,217)	1,487

Net increase (decrease) in cash and cash equivalents	2,611	(3,259)	1,522
Effect of exchange rates	(528)	560	749
Cash and cash equivalents at the beginning of the period	20,570	23,269	25,051

Cash and cash equivalents at the end of the period	22,653	20,570	27,322

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st half 2016	1st half 2015
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	3,739	5,521
Depreciation, depletion, amortization and impairment	6,096	7,537
Non-current liabilities, valuation allowances and deferred taxes	(745)	(161)
Impact of coverage of pension benefit plans	—	—
(Gains) losses on disposals of assets	(415)	(1,816)
Undistributed affiliates’ equity earnings	(516)	(289)
(Increase) decrease in working capital	(3,297)	(1,311)
Other changes, net	(99)	(362)

Cash flow from operating activities	4,763	9,119
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(8,240)	(13,947)
Acquisitions of subsidiaries, net of cash acquired	(122)	(10)
Investments in equity affiliates and other securities	(283)	(258)
Increase in non-current loans	(829)	(1,184)

Total expenditures	(9,474)	(15,399)
Proceeds from disposals of intangible assets and property, plant and equipment	992	1,180
Proceeds from disposals of subsidiaries, net of cash sold	270	2,161
Proceeds from disposals of non-current investments	95	131
Repayment of non-current loans	401	1,405

Total divestments	1,758	4,877

Cash flow used in investing activities	(7,716)	(10,522)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	4	450
- Treasury shares	—	—
Dividends paid:
- Parent company shareholders	(2,127)	(1,572)
- Non-controlling interests	(75)	(72)
Issuance of perpetual subordinated notes	1,950	5,616
Payments on perpetual subordinated notes	(133)	—
Other transactions with non-controlling interests	3	81
Net issuance (repayment) of non-current debt	554	1,771
Increase (decrease) in current borrowings	(2,016)	(89)
Increase (decrease) in current financial assets and liabilities	4,145	(1,101)
Cash flow used in financing activities	2,305	5,084

Net increase (decrease) in cash and cash equivalents	(648)	3,681
Effect of exchange rates	32	(1,540)
Cash and cash equivalents at the beginning of the period	23,269	25,181

Cash and cash equivalents at the end of the period	22,653	27,322

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity- Group share	Non-controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2015	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531

Net income of the first half 2015	—	—	5,634	—	—	—	5,634	(113)	5,521
Other comprehensive Income	—	—	(38)	(1,763)	—	—	(1,801)	(31)	(1,832)
Comprehensive Income	—	—	5,596	(1,763)	—	—	3,833	(144)	3,689
Dividend	—	—	(3,123)	—	—	—	(3,123)	(72)	(3,195)
Issuance of common shares	11,092,565	31	419	—	—	—	450	—	450
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(6)	—	103,150	6	—	—	—
Share-based payments	—	—	69	—	—	—	69	—	69
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	5,616	—	—	—	5,616	—	5,616
Payments on perpetual subordinated notes	—	—	(31)	—	—	—	(31)	—	(31)
Other operations with non-controlling interests	—	—	21	—	—	—	21	57	78
Other items	—	—	79	—	—	—	79	62	141

As of June 30, 2015	2,396,360,090	7,549	103,286	(9,243)	(109,258,263)	(4,348)	97,244	3,104	100,348

Net income from July 1 to December 31, 2015	—	—	(547)	—	—	—	(547)	(188)	(735)
Other comprehensive Income	—	—	223	(2,876)	—	—	(2,653)	(50)	(2,703)
Comprehensive Income	—	—	(324)	(2,876)	—	—	(3,200)	(238)	(3,438)
Dividend	—	—	(3,180)	—	—	—	(3,180)	(28)	(3,208)
Issuance of common shares	43,697,793	121	1,740	—	—	—	1,861	—	1,861
Purchase of treasury shares	—	—	—	—	(4,711,935)	(237)	(237)	—	(237)
Sale of treasury shares (1)	—	—	—	—	2,440	—	—	—	—
Share-based payments	—	—	32	—	—	—	32	—	32
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(83)	—	—	—	(83)	—	(83)
Other operations with non-controlling interests	—	—	2	—	—	—	2	7	9
Other items	—	—	55	—	—	—	55	70	125

As of December 31, 2015	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409

Net income of the first half 2016	—	—	3,694	—	—	—	3,694	45	3,739
Other comprehensive Income	—	—	(91)	500	—	—	409	(5)	404
Comprehensive Income	—	—	3,603	500	—	—	4,103	40	4,143
Dividend	—	—	(3,188)	—	—	—	(3,188)	(75)	(3,263)
Issuance of common shares	63,204,391	176	2,490	—	—	—	2,666	—	2,666
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	1,580	—	—	—	—
Share-based payments	—	—	52	—	—	—	52	—	52
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	1,950	—	—	—	1,950	—	1,950
Payments on perpetual subordinated notes	—	—	(77)	—	—	—	(77)	—	(77)
Other operations with non-controlling interests	—	—	(40)	—	—	—	(40)	6	(34)
Other items	—	—	25	—	—	—	25	18	43

As of June 30, 2016	2,503,262,274	7,846	106,343	(11,619)	(113,966,178)	(4,585)	97,985	2,904	100,889

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,344	16,567	17,305	(1)	—	37,215
Intersegment sales	4,159	5,540	208	81	(9,988)	—
Excise taxes	—	(924)	(4,580)	—	—	(5,504)

Revenues from sales	7,503	21,183	12,933	80	(9,988)	31,711
Operating expenses	(4,956)	(19,521)	(12,208)	(293)	9,988	(26,990)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,531)	(246)	(183)	(8)	—	(2,968)

Operating income	16	1,416	542	(221)	—	1,753
Equity in net income (loss) of affiliates and other items	569	260	34	98	—	961
Tax on net operating income	180	(379)	(190)	(8)	—	(397)

Net operating income	765	1,297	386	(131)	—	2,317
Net cost of net debt						(199)
Non-controlling interests						(30)

Net income						2,088

2nd quarter 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(6)	—	—	—	—	(6)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(6)	—	—	—	—	(6)
Operating expenses	(358)	451	108	—	—	201
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	(200)

Operating income (b)	(564)	451	108	—	—	(5)
Equity in net income (loss) of affiliates and other items	—	(27)	(62)	—	—	(89)
Tax on net operating income	202	(145)	(38)	—	—	19

Net operating income (b)	(362)	279	8	—	—	(75)
Net cost of net debt						(5)
Non-controlling interests						(6)

Net income						(86)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	516	118	—
On net operating income	—	331	84	—

2nd quarter 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,350	16,567	17,305	(1)	—	37,221
Intersegment sales	4,159	5,540	208	81	(9,988)	—
Excise taxes	—	(924)	(4,580)	—	—	(5,504)

Revenues from sales	7,509	21,183	12,933	80	(9,988)	31,717
Operating expenses	(4,598)	(19,972)	(12,316)	(293)	9,988	(27,191)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,331)	(246)	(183)	(8)	—	(2,768)

Adjusted operating income	580	965	434	(221)	—	1,758
Equity in net income (loss) of affiliates and other items	569	287	96	98	—	1,050
Tax on net operating income	(22)	(234)	(152)	(8)	—	(416)

Adjusted net operating income	1,127	1,018	378	(131)	—	2,392
Net cost of net debt						(194)
Non-controlling interests						(24)

Adjusted net income						2,174

Adjusted fully-diluted earnings per share ($)						0.90

(a)	Except for earnings per share.

2nd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,539	480	339	208	—	4,566
Total divestments	448	23	296	6	—	773
Cash flow from operating activities	983	1,560	(15)	354	—	2,882

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,466	13,938	15,433	4	—	32,841
Intersegment sales	3,262	4,148	132	70	(7,612)	—
Excise taxes	—	(961)	(4,358)	—	—	(5,319)

Revenues from sales	6,728	17,125	11,207	74	(7,612)	27,522
Operating expenses	(4,798)	(15,782)	(10,781)	(220)	7,612	(23,969)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,247)	(253)	(172)	(8)	—	(2,680)

Operating income	(317)	1,090	254	(154)	—	873
Equity in net income (loss) of affiliates and other items	670	177	14	103	—	964
Tax on net operating income	313	(276)	(80)	37	—	(6)

Net operating income	666	991	188	(14)	—	1,831
Net cost of net debt						(210)
Non-controlling interests						(15)

Net income						1,606

1st quarter 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(126)	—	—	—	—	(126)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(126)	—	—	—	—	(126)
Operating expenses	(333)	(207)	(77)	—	—	(617)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—

Operating income (b)	(459)	(207)	(77)	—	—	(743)
Equity in net income (loss) of affiliates and other items	329	—	(17)	—	—	312
Tax on net operating income	298	70	30	—	—	398

Net operating income (b)	168	(137)	(64)	—	—	(33)
Net cost of net debt						(6)
Non-controlling interests						9

Net income						(30)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	(205)	(77)	—
On net operating income	—	(133)	(50)	—

1st quarter 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,592	13,938	15,433	4	—	32,967
Intersegment sales	3,262	4,148	132	70	(7,612)	—
Excise taxes	—	(961)	(4,358)	—	—	(5,319)

Revenues from sales	6,854	17,125	11,207	74	(7,612)	27,648
Operating expenses	(4,465)	(15,575)	(10,704)	(220)	7,612	(23,352)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,247)	(253)	(172)	(8)	—	(2,680)

Adjusted operating income	142	1,297	331	(154)	—	1,616
Equity in net income (loss) of affiliates and other items	341	177	31	103	—	652
Tax on net operating income	15	(346)	(110)	37	—	(404)

Adjusted net operating income	498	1,128	252	(14)	—	1,864
Net cost of net debt						(204)
Non-controlling interests						(24)

Adjusted net income						1,636

Adjusted fully-diluted earnings per share ($)						0.68

(a)	Except for earnings per share.

1st quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,237	259	390	22	—	4,908
Total divestments	915	29	37	4	—	985
Cash flow from operating activities	2,113	(421)	240	(51)	—	1,881

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,498	19,793	20,419	5	—	44,715
Intersegment sales	4,921	7,383	223	56	(12,583)	—
Excise taxes	—	(1,007)	(4,439)	—	—	(5,446)

Revenues from sales	9,419	26,169	16,203	61	(12,583)	39,269
Operating expenses	(5,449)	(24,182)	(15,508)	(180)	12,583	(32,736)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(291)	(202)	(9)	—	(2,831)

Operating income	1,641	1,696	493	(128)	—	3,702
Equity in net income (loss) of affiliates and other items	319	107	503	174	—	1,103
Tax on net operating income	(909)	(433)	(193)	(93)	—	(1,628)

Net operating income	1,051	1,370	803	(47)	—	3,177
Net cost of net debt						(164)
Non-controlling interests						(42)

Net income						2,971

2nd quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(158)	—	—	—	—	(158)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(158)	—	—	—	—	(158)
Operating expenses	(2)	123	51	—	—	172
Depreciation, depletion and impairment of tangible assets and mineral interests	(194)	(31)	(23)	—	—	(248)

Operating income (b)	(354)	92	28	—	—	(234)
Equity in net income (loss) of affiliates and other items	(191)	(71)	374	—	—	112
Tax on net operating income	36	—	(24)	—	—	12

Net operating income (b)	(509)	21	378	—	—	(110)
Net cost of net debt						—
Non-controlling interests						(4)

Net income						(114)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	199	51	—
On net operating income	—	138	43	—

2nd quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,656	19,793	20,419	5	—	44,873
Intersegment sales	4,921	7,383	223	56	(12,583)	—
Excise taxes	—	(1,007)	(4,439)	—	—	(5,446)

Revenues from sales	9,577	26,169	16,203	61	(12,583)	39,427
Operating expenses	(5,447)	(24,305)	(15,559)	(180)	12,583	(32,908)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,135)	(260)	(179)	(9)	—	(2,583)

Adjusted operating income	1,995	1,604	465	(128)	—	3,936
Equity in net income (loss) of affiliates and other items	510	178	129	174	—	991
Tax on net operating income	(945)	(433)	(169)	(93)	—	(1,640)

Adjusted net operating income	1,560	1,349	425	(47)	—	3,287
Net cost of net debt						(164)
Non-controlling interests						(38)

Adjusted net income						3,085

Adjusted fully-diluted earnings per share ($)						1.34

(a)	Except for earnings per share.

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,653	465	436	36	—	6,590
Total divestments	379	874	627	13	—	1,893
Cash flow from operating activities	2,713	1,700	379	(60)	—	4,732

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,810	30,505	32,738	3	—	70,056
Intersegment sales	7,421	9,688	340	151	(17,600)	—
Excise taxes	—	(1,885)	(8,938)	—	—	(10,823)

Revenues from sales	14,231	38,308	24,140	154	(17,600)	59,233
Operating expenses	(9,754)	(35,303)	(22,989)	(513)	17,600	(50,959)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,778)	(499)	(355)	(16)	—	(5,648)

Operating income	(301)	2,506	796	(375)	—	2,626
Equity in net income (loss) of affiliates and other items	1,239	437	48	201	—	1,925
Tax on net operating income	493	(655)	(270)	29	—	(403)

Net operating income	1,431	2,288	574	(145)	—	4,148
Net cost of net debt						(409)
Non-controlling interests						(45)

Net income						3,694

1st half 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(132)	—	—	—	—	(132)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(132)	—	—	—	—	(132)
Operating expenses	(691)	244	31	—	—	(416)
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	(200)

Operating income (b)	(1,023)	244	31	—	—	(748)
Equity in net income (loss) of affiliates and other items	329	(27)	(79)	—	—	223
Tax on net operating income	500	(75)	(8)	—	—	417

Net operating income (b)	(194)	142	(56)	—	—	(108)
Net cost of net debt						(11)
Non-controlling interests						3

Net income						(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	311	41	—
On net operating income	—	198	34	—

1st half 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,942	30,505	32,738	3	—	70,188
Intersegment sales	7,421	9,688	340	151	(17,600)	—
Excise taxes	—	(1,885)	(8,938)	—	—	(10,823)

Revenues from sales	14,363	38,308	24,140	154	(17,600)	59,365
Operating expenses	(9,063)	(35,547)	(23,020)	(513)	17,600	(50,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,578)	(499)	(355)	(16)	—	(5,448)

Adjusted operating income	722	2,262	765	(375)	—	3,374
Equity in net income (loss) of affiliates and other items	910	464	127	201	—	1,702
Tax on net operating income	(7)	(580)	(262)	29	—	(820)

Adjusted net operating income	1,625	2,146	630	(145)	—	4,256
Net cost of net debt						(398)
Non-controlling interests						(48)

Adjusted net income						3,810

Adjusted fully-diluted earnings per share ($)						1.58

(a)	Except for earnings per share.

1st half 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,776	739	729	230	—	9,474
Total divestments	1,363	52	333	10	—	1,758
Cash flow from operating activities	3,096	1,139	225	303	—	4,763

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	9,723	37,257	40,039	9	—	87,028
Intersegment sales	9,305	14,350	495	108	(24,258)	—
Excise taxes	—	(1,940)	(8,856)	—	—	(10,796)

Revenues from sales	19,028	49,667	31,678	117	(24,258)	76,232
Operating expenses	(11,418)	(45,899)	(30,371)	(419)	24,258	(63,849)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,770)	(543)	(376)	(14)	—	(6,703)

Operating income	1,840	3,225	931	(316)	—	5,680
Equity in net income (loss) of affiliates and other items	1,088	869	423	468	—	2,848
Tax on net operating income	(1,277)	(879)	(324)	(175)	—	(2,655)

Net operating income	1,651	3,215	1,030	(23)	—	5,873
Net cost of net debt						(352)
Non-controlling interests						113

Net income						5,634

1st half 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(304)	—	—	—	—	(304)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(304)	—	—	—	—	(304)
Operating expenses	(142)	317	44	—	—	219
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,240)	(31)	(23)	—	—	(1,294)

Operating income (b)	(1,686)	286	21	—	—	(1,379)
Equity in net income (loss) of affiliates and other items	(55)	590	285	—	—	820
Tax on net operating income	473	(110)	(22)	—	—	341

Net operating income (b)	(1,268)	766	284	—	—	(218)
Net cost of net debt						—
Non-controlling interests						165

Net income						(53)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect
On operating income	—	434	44	—
On net operating income	—	288	38	—

1st half 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,027	37,257	40,039	9	—	87,332
Intersegment sales	9,305	14,350	495	108	(24,258)	—
Excise taxes	—	(1,940)	(8,856)	—	—	(10,796)

Revenues from sales	19,332	49,667	31,678	117	(24,258)	76,536
Operating expenses	(11,276)	(46,216)	(30,415)	(419)	24,258	(64,068)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,530)	(512)	(353)	(14)	—	(5,409)

Adjusted operating income	3,526	2,939	910	(316)	—	7,059
Equity in net income (loss) of affiliates and other items	1,143	279	138	468	—	2,028
Tax on net operating income	(1,750)	(769)	(302)	(175)	—	(2,996)

Adjusted net operating income	2,919	2,449	746	(23)	—	6,091
Net cost of net debt						(352)
Non-controlling interests						(52)

Adjusted net income						5,687

Adjusted fully-diluted earnings per share ($)						2.47

(a)	Except for earnings per share.

1st half 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,804	899	651	45	—	15,399
Total divestments	1,541	2,640	679	17	—	4,877
Cash flow from operating activities	6,238	2,014	1,023	(156)	—	9,119

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

2nd quarter 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	37,221	(6)	37,215
Excise taxes	(5,504)	—	(5,504)
Revenues from sales	31,717	(6)	31,711
Purchases, net of inventory variation	(21,130)	582	(20,548)
Other operating expenses	(5,875)	(31)	(5,906)
Exploration costs	(186)	(350)	(536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,768)	(200)	(2,968)
Other income	172	—	172
Other expense	(65)	(68)	(133)
Financial interest on debt	(262)	(5)	(267)
Financial income from marketable securities & cash equivalents	1	—	1
Cost of net debt	(261)	(5)	(266)
Other financial income	312	—	312
Other financial expense	(166)	—	(166)
Equity in net income (loss) of affiliates	797	(21)	776
Income taxes	(349)	19	(330)

Consolidated net income	2,198	(80)	2,118
Group share	2,174	(86)	2,088
Non-controlling interests	24	6	30

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	44,873	(158)	44,715
Excise taxes	(5,446)	—	(5,446)
Revenues from sales	39,427	(158)	39,269
Purchases, net of inventory variation	(26,603)	250	(26,353)
Other operating expenses	(5,955)	(76)	(6,031)
Exploration costs	(350)	(2)	(352)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,583)	(248)	(2,831)
Other income	358	364	722
Other expense	(136)	(260)	(396)
Financial interest on debt	(231)	—	(231)
Financial income from marketable securities & cash equivalents	28	—	28
Cost of net debt	(203)	—	(203)
Other financial income	255	—	255
Other financial expense	(163)	—	(163)
Equity in net income (loss) of affiliates	677	8	685
Income taxes	(1,601)	12	(1,589)

Consolidated net income	3,123	(110)	3,013
Group share	3,085	(114)	2,971
Non-controlling interests	38	4	42

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st half 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	70,188	(132)	70,056
Excise taxes	(10,823)	—	(10,823)
Revenues from sales	59,365	(132)	59,233
Purchases, net of inventory variation	(38,487)	300	(38,187)
Other operating expenses	(11,676)	(366)	(12,042)
Exploration costs	(380)	(350)	(730)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,448)	(200)	(5,648)
Other income	343	329	672
Other expense	(119)	(84)	(203)
Financial interest on debt	(530)	(11)	(541)
Financial income from marketable securities & cash equivalents	11	—	11
Cost of net debt	(519)	(11)	(530)
Other financial income	503	—	503
Other financial expense	(321)	—	(321)
Equity in net income (loss) of affiliates	1,296	(22)	1,274
Income taxes	(699)	417	(282)

Consolidated net income	3,858	(119)	3,739
Group share	3,810	(116)	3,694
Non-controlling interests	48	(3)	45

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st half 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	87,332	(304)	87,028
Excise taxes	(10,796)	—	(10,796)
Revenues from sales	76,536	(304)	76,232
Purchases, net of inventory variation	(51,035)	478	(50,557)
Other operating expenses	(12,131)	(172)	(12,303)
Exploration costs	(902)	(87)	(989)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,409)	(1,294)	(6,703)
Other income	884	1,459	2,343
Other expense	(235)	(603)	(838)
Financial interest on debt	(493)	—	(493)
Financial income from marketable securities & cash equivalents	59	—	59
Cost of net debt	(434)	—	(434)
Other financial income	397	—	397
Other financial expense	(329)	—	(329)
Equity in net income (loss) of affiliates	1,311	(36)	1,275
Income taxes	(2,914)	341	(2,573)

Consolidated net income	5,739	(218)	5,521
Group share	5,687	(53)	5,634
Non-controlling interests	52	(165)	(113)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2016

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2016 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of June 30, 2016 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2015 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2016 did not have a material impact on the Group’s consolidated financial statements as of June 30, 2016.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates, judgments and assumptions considered reasonable, which affect the Consolidated Financial Statements and their notes. Different estimates, assumptions and judgments could have significant impacts on the Consolidated Financial Statements and their notes and consequently the final achievements could also be different from the amounts included in the Consolidated Financial Statements.

These estimates, assumptions and judgments are regularly reviewed if circumstances change or as a result of new information or changes in the Group’s experience; they could therefore be significantly changed later.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2015.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

•	Upstream

•	In March 2016, TOTAL finalized the sale to North Sea Midstream Partners of all its interests in the FUKA and SIRGE gas pipelines, and the St. Fergus gas terminal in the United Kingdom.

•	In June 2016, TOTAL has signed an agreement with Qatar Petroleum, granting the Group a 30 % interest in the concession covering the offshore Al Shaheen oil field in Qatar for a period of 25 years beginning July 14, 2017.

•	In June 2016, Total and Lampiris, the third-largest supplier of natural gas and renewable power to the Belgium residential sector, have signed an agreement under which Total will acquire all of the shares in Lampiris. The agreement is subject to customary regulatory approvals.

•	Marketing & Services

•	In January 2016, TOTAL finalized the acquisition of a majority 70% interest in the leading Dominican fuel retailer.

•	In April 2016, TOTAL finalized the sale to Demirören Group of its service station network and commercial sales, supply and logistics assets located in Turkey.

•	In May 2016, TOTAL has acquired Gulf Africa Petroleum Corporation’s (GAPCO) assets in Kenya, Uganda and Tanzania. The transaction is subject to the authorities’ approval in the three countries.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2016	Inventory valuation effect	—	516	118	—	634
	Effect of changes in fair value	(6)	—	—	—	(6)
	Restructuring charges	(8)	—	—	—	(8)
	Asset impairment charges	(200)	—	—	—	(200)
	Other items	(350)	(65)	(10)	—	(425)

Total		(564)	451	108	—	(5)

2nd quarter 2015	Inventory valuation effect	—	199	51	—	250
	Effect of changes in fair value	(10)	—	—	—	(10)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(194)	(31)	(23)	—	(248)
	Other items	(150)	(76)	—	—	(226)

Total		(354)	92	28	—	(234)

1st half 2016	Inventory valuation effect	—	311	41	—	352
	Effect of changes in fair value	(3)	—	—	—	(3)
	Restructuring charges	(19)	—	—	—	(19)
	Asset impairment charges	(200)	—	—	—	(200)
	Other items	(801)	(67)	(10)	—	(878)

Total		(1,023)	244	31	—	(748)

1st half 2015	Inventory valuation effect	—	434	44	—	478
	Effect of changes in fair value	(6)	—	—	—	(6)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(1,240)	(31)	(23)	—	(1,294)
	Other items	(440)	(117)	—	—	(557)

Total		(1,686)	286	21	—	(1,379)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
2nd quarter 2016	Inventory valuation effect	—	330	75	—	405
	Effect of changes in fair value	(5)	—	—	—	(5)
	Restructuring charges	(2)	—	—	—	(2)
	Asset impairment charges	(129)	—	(49)	—	(178)
	Gains (losses) on disposals of assets	—	—	(14)	—	(14)
	Other items	(226)	(52)	(14)	—	(292)

Total		(362)	278	(2)	—	(86)

2nd quarter 2015	Inventory valuation effect	—	138	36	—	174
	Effect of changes in fair value	(6)	—	—	—	(6)
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(194)	(31)	(20)	—	(245)
	Gains (losses) on disposals of assets	(29)	(4)	360	—	327
	Other items	(280)	(82)	(2)	—	(364)

Total		(509)	21	374	—	(114)

1st half 2016	Inventory valuation effect	—	197	25	—	222
	Effect of changes in fair value	(2)	—	—	—	(2)
	Restructuring charges	(4)	—	—	—	(4)
	Asset impairment charges	(129)	—	(49)	—	(178)
	Gains (losses) on disposals of assets	358	—	(14)	—	344
	Other items	(417)	(56)	(25)	—	(498)

Total		(194)	141	(63)	—	(116)

1st half 2015	Inventory valuation effect	—	288	40	—	328
	Effect of changes in fair value	(4)	—	—	—	(4)
	Restructuring charges	—	(26)	(5)	—	(31)
	Asset impairment charges	(1,286)	(31)	(37)	—	(1,354)
	Gains (losses) on disposals of assets	299	670	360	—	1,329
	Other items	(140)	(135)	(46)	—	(321)

Total		(1,131)	766	312	—	(53)

In the second quarter of 2016, the headings “Other items” and “Asset impairment charges” include, in the Upstream segment, charges related to the cessation of the Group activities in Kurdistan ($(550) million in operating income, $(355) million in net income, Group share).

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of June 30, 2016, TOTAL S.A. holds 13,634,910 of its own shares, representing 0.54% of its share capital, detailed as follows:

•	13,601,945 shares allocated to TOTAL share grant plans for Group employees; and

•	32,965 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of June 30, 2016, TOTAL S.A. holds indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.01% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting on May 24, 2016 approved the payment of a dividend of €2.44 per share for the 2015 fiscal year. Taking into account the three quarterly dividends of €0.61 per share that have already been paid in shares or in cash on October 21, 2015, January 14, 2016, and April 12, 2016, the remaining balance of €0.61 per share was paid on June 23, 2016. The shareholders’ meeting on May 24, 2016, approved the option for shareholders to receive the fourth quarter dividend in shares or in cash. The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €38.26 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the shareholders meeting reduced by the amount of the dividend remainder. On June 23, 2016, 24,372,848 shares were issued at a price of €38.26 per share.

Another resolution has been approved at the shareholders’ meeting on May 24, 2016, being that if one or more interim dividends are decided by the Board of Directors for the fiscal year 2016, then shareholders have the option to receive this or these interim dividends in shares or in cash.

A first interim dividend for the fiscal year 2016 of €0.61 per share, decided by the Board of Directors on April 26, 2016 would be paid on October 14, 2016 (the ex-dividend date will be September 27, 2016).

A second interim dividend for the fiscal year 2016 of €0.61 per share, decided by the Board of Directors on July 27, 2016, would be paid on January 12, 2017 (the ex-dividend date will be December 21, 2016).

Issuance of perpetual subordinated notes

During the first half year of 2016, the Group issued a perpetual deeply subordinated note 3.875% callable after 6 years on May 18, 2022 (1,750 million EUR).

Based on its characteristics and in compliance with the IAS 32 standard, this note was recorded in equity.

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.77 per share for the 2nd quarter 2016 (€0.61 per share for the 1st quarter 2016 and €1.17 per share for the 2nd quarter 2015). Diluted earnings per share calculated using the same method amounted to €0.76 per share for the 2nd quarter 2016 (€0.61 per share for the 1st quarter 2016 and €1.17 per share for the 2nd quarter 2015).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	1st half 2016		1st half 2015
Actuarial gains and losses		(213)		153
Tax effect		72		(117)
Currency translation adjustment generated by the parent company		1,528		(5,229)

Items not potentially reclassifiable to profit and loss		1,387		(5,193)

Currency translation adjustment		(1,355)		2,588
- unrealized gain/(loss) of the period	(1,233)		3,044
- less gain/(loss) included in net income	122		456
Available for sale financial assets		(14)		(4)
- unrealized gain/(loss) of the period	(14)		2
- less gain/(loss) included in net income	—		6
Cash flow hedge		32		(94)
- unrealized gain/(loss) of the period	34		(314)
- less gain/(loss) included in net income	2		(220)
Share of other comprehensive income of equity affiliates, net amount		354		841
- unrealized gain/(loss) of the period	372		841
- less gain/(loss) included in net income	18		—
Other		3		1
Tax effect		(3)		29

Items potentially reclassifiable to profit and loss		(983)		3,361

Total other comprehensive income, net amount		404		(1,832)

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2016			1st half 2015
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(213)	72	(141)	153	(117)	36
Currency translation adjustment generated by the parent company	1,528	—	1,528	(5,229)	—	(5,229)

Items not potentially reclassifiable to profit and loss	1,315	72	1,387	(5,076)	(117)	(5,193)

Currency translation adjustment	(1,355)	—	(1,355)	2,588	—	2,588
Available for sale financial assets	(14)	4	(10)	(4)	—	(4)
Cash flow hedge	32	(7)	25	(94)	29	(65)
Share of other comprehensive income of equity affiliates, net amount	354	—	354	841	—	841
Other	3	—	3	1	—	1

Items potentially reclassifiable to profit and loss	(980)	(3)	(983)	3,332	29	3,361

Total other comprehensive income	335	69	404	(1,744)	(88)	(1,832)

5) Financial debt

The Group did not issue any bond, during the first six months of 2016.

The Group reimbursed bonds during the first six months of 2016:

•	Bond 6.50% 2011-2016 (150 million AUD)

•	Bond 2.30% 2010-2016 (1,000 million USD)

•	Bond 0.75% 2012-2016 (750 million USD)

•	Bond US Libor 3 months + 38 bp 2013-2016 (1,000 million USD)

•	Bond 2.375% 2006-2016 (500 million CHF)

•	Bond 2.375% 2009-2016 (150 million CHF)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first six months of 2016.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. The judgment of the Court of Appeal of Paris is now final and binding following two decisions issued on February 18, 2016 by the French Supreme Court to put an end to this proceeding.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact.

The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities of Total Gas & Power North America, Inc. (TGPNA), an American subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees regarding the same facts.

TGPNA has cooperated in the investigation with the U.S. authorities and contests the claims brought against it.

Russia

Since July 2014, the United States of America and the European community have adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, in response to the situation in Ukraine.

Among other things, the United States has adopted economic sanctions targeting OAO Novatek1 (“Novatek”), as well as entities in which Novatek (individually or with other similarly targeted persons or entities collectively) owns an interest of at least 50%, including OAO Yamal LNG2 (“Yamal LNG”).

[1]	A Russian company listed on stock exchanges in Moscow and London and in which the Group held an interest of 18.9% as of June 30, 2016.
[2]	A company jointly owned by Novatek (50.1%), Total E&P Yamal (20%), CNODC (20%), a subsidiary of China National Petroleum Corporation (“CNPC”) and Silk Road Fund (9.9%).

These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issued by these entities after July 16, 2014 of greater than 90 days maturity. Consequently, the use of the U.S. dollar for such financing, including for Yamal LNG, is effectively prohibited.

As a result, the Yamal LNG project’s financing was finalized in June 2016 without the use of the U.S. dollar or the intervention of U.S. persons. It consists of funding in rubles from the Russian National Welfare Fund, loans in euros from Russian banks, and loans in euros and renminbi from Chinese banks.

The economic sanctions initially adopted by the European Union in 2014 and subsequently extended do not materially affect TOTAL’s activities in Russia. TOTAL has been formally authorized to continue all of its activities in Russia (in the Kharyaga field as operator, and in the Termokarstovoye gas field and Yamal LNG project in which the Group holds interests) by the French government which is the competent authority for granting authorization under EU sanctions regime.

TOTAL’s activities in Russia are also not materially affected by restrictive measures adopted by the United States in August 2015 imposing export controls and restrictions relating to the export of certain goods, services, and technologies destined for projects located in Russia in the field of oil exploration.

With respect to the exploration project in the Bazhenov play (tight oil) in western Siberia, which has been suspended since 2014, TOTAL signed in July 2015 an agreement transferring the exploration licenses it held in the play to OAO Lukoil. This agreement also sets out the conditions under which TOTAL and OAO Lukoil could potentially resume their joint activities in Russia.

TOTAL continues to monitor the different international economic sanctions with respect to its activities in Russia.

In January 2016, TOTAL signed an agreement to sell 50% of its interest in the Kharyaga field and transfer the operatorship to Zarubezhneft. After the sale, which is expected to be completed in 2016, TOTAL’s interest in the Kharyaga field will be 20%.

Yemen

Due to the further deterioration in the security situation in the vicinity of its Balhaf site, the company Yemen LNG, in which the Group holds a 39.62% stake, decided to stop its commercial LNG production and export activities. The plant is in a preservation mode and no expatriate personnel remain on site. As a consequence of this situation, Yemen LNG declared Force Majeure to its various stakeholders in early April 2015.

8) Information by business segment

1st half 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,810	30,505	32,738	3	—	70,056
Intersegment sales	7,421	9,688	340	151	(17,600)	—
Excise taxes	—	(1,885)	(8,938)	—	—	(10,823)

Revenues from sales	14,231	38,308	24,140	154	(17,600)	59,233
Operating expenses	(9,754)	(35,303)	(22,989)	(513)	17,600	(50,959)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,778)	(499)	(355)	(16)	—	(5,648)

Operating income	(301)	2,506	796	(375)	—	2,626
Equity in net income (loss) of affiliates and other items	1,239	437	48	201	—	1,925
Tax on net operating income	493	(655)	(270)	29	—	(403)

Net operating income	1,431	2,288	574	(145)	—	4,148
Net cost of net debt						(409)
Non-controlling interests						(45)

Net income						3,694

1st half 2016 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(132)	—	—	—	—	(132)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(132)	—	—	—	—	(132)
Operating expenses	(691)	244	31	—	—	(416)
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	(200)

Operating income (b)	(1,023)	244	31	—	—	(748)
Equity in net income (loss) of affiliates and other items	329	(27)	(79)	—	—	223
Tax on net operating income	500	(75)	(8)	—	—	417

Net operating income (b)	(194)	142	(56)	—	—	(108)
Net cost of net debt						(11)
Non-controlling interests						3

Net income						(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	311	41	—
- On net operating income	—	198	34	—

1st half 2016 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,942	30,505	32,738	3	—	70,188
Intersegment sales	7,421	9,688	340	151	(17,600)	—
Excise taxes	—	(1,885)	(8,938)	—	—	(10,823)

Revenues from sales	14,363	38,308	24,140	154	(17,600)	59,365
Operating expenses	(9,063)	(35,547)	(23,020)	(513)	17,600	(50,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,578)	(499)	(355)	(16)	—	(5,448)

Adjusted operating income	722	2,262	765	(375)	—	3,374
Equity in net income (loss) of affiliates and other items	910	464	127	201	—	1,702
Tax on net operating income	(7)	(580)	(262)	29	—	(820)

Adjusted net operating income	1,625	2,146	630	(145)	—	4,256
Net cost of net debt						(398)
Non-controlling interests						(48)

Adjusted net income						3,810

Adjusted fully-diluted earnings per share ($)						1.58

(a)	Except for earnings per share.

1st half 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,776	739	729	230	—	9,474
Total divestments	1,363	52	333	10	—	1,758
Cash flow from operating activities	3,096	1,139	225	303	—	4,763

1st half 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	9,723	37,257	40,039	9	—	87,028
Intersegment sales	9,305	14,350	495	108	(24,258)	—
Excise taxes	—	(1,940)	(8,856)	—	—	(10,796)

Revenues from sales	19,028	49,667	31,678	117	(24,258)	76,232
Operating expenses	(11,418)	(45,899)	(30,371)	(419)	24,258	(63,849)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,770)	(543)	(376)	(14)	—	(6,703)

Operating income	1,840	3,225	931	(316)	—	5,680
Equity in net income (loss) of affiliates and other items	1,088	869	423	468	—	2,848
Tax on net operating income	(1,277)	(879)	(324)	(175)	—	(2,655)

Net operating income	1,651	3,215	1,030	(23)	—	5,873
Net cost of net debt						(352)
Non-controlling interests						113

Net income						5,634

1st half 2015 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(304)	—	—	—	—	(304)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(304)	—	—	—	—	(304)
Operating expenses	(142)	317	44	—	—	219
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,240)	(31)	(23)	—	—	(1,294)

Operating income(b)	(1,686)	286	21	—	—	(1,379)
Equity in net income (loss) of affiliates and other items	(55)	590	285	—	—	820
Tax on net operating income	473	(110)	(22)	—	—	341

Net operating income(b)	(1,268)	766	284	—	—	(218)
Net cost of net debt						—
Non-controlling interests						165

Net income						(53)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	434	44	—
- On net operating income	—	288	38	—

1st half 2015 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	10,027	37,257	40,039	9	—	87,332
Intersegment sales	9,305	14,350	495	108	(24,258)	—
Excise taxes	—	(1,940)	(8,856)	—	—	(10,796)

Revenues from sales	19,332	49,667	31,678	117	(24,258)	76,536
Operating expenses	(11,276)	(46,216)	(30,415)	(419)	24,258	(64,068)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,530)	(512)	(353)	(14)	—	(5,409)

Adjusted operating income	3,526	2,939	910	(316)	—	7,059
Equity in net income (loss) of affiliates and other items	1,143	279	138	468	—	2,028
Tax on net operating income	(1,750)	(769)	(302)	(175)	—	(2,996)

Adjusted net operating income	2,919	2,449	746	(23)	—	6,091
Net cost of net debt						(352)
Non-controlling interests						(52)

Adjusted net income						5,687

Adjusted fully-diluted earnings per share ($)						2.47

(a)	Except for earnings per share.

1st half 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	13,804	899	651	45	—	15,399
Total divestments	1,541	2,640	679	17	—	4,877
Cash flow from operating activities	6,238	2,014	1,023	(156)	—	9,119

2nd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,344	16,567	17,305	(1)	—	37,215
Intersegment sales	4,159	5,540	208	81	(9,988)	—
Excise taxes	—	(924)	(4,580)	—	—	(5,504)

Revenues from sales	7,503	21,183	12,933	80	(9,988)	31,711
Operating expenses	(4,956)	(19,521)	(12,208)	(293)	9,988	(26,990)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,531)	(246)	(183)	(8)	—	(2,968)

Operating income	16	1,416	542	(221)	—	1,753
Equity in net income (loss) of affiliates and other items	569	260	34	98	—	961
Tax on net operating income	180	(379)	(190)	(8)	—	(397)

Net operating income	765	1,297	386	(131)	—	2,317
Net cost of net debt						(199)
Non-controlling interests						(30)

Net income						2,088
2nd quarter 2016 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(6)	—	—	—	—	(6)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(6)	—	—	—	—	(6)
Operating expenses	(358)	451	108	—	—	201
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	(200)

Operating income(b)	(564)	451	108	—	—	(5)
Equity in net income (loss) of affiliates and other items	—	(27)	(62)	—	—	(89)
Tax on net operating income	202	(145)	(38)	—	—	19

Net operating income(b)	(362)	279	8	—	—	(75)
Net cost of net debt						(5)
Non-controlling interests						(6)

Net income						(86)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	516	118	—
- On net operating income	—	331	84	—

2nd quarter 2016 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,350	16,567	17,305	(1)	—	37,221
Intersegment sales	4,159	5,540	208	81	(9,988)	—
Excise taxes	—	(924)	(4,580)	—	—	(5,504)

Revenues from sales	7,509	21,183	12,933	80	(9,988)	31,717
Operating expenses	(4,598)	(19,972)	(12,316)	(293)	9,988	(27,191)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,331)	(246)	(183)	(8)	—	(2,768)

Adjusted operating income	580	965	434	(221)	—	1,758
Equity in net income (loss) of affiliates and other items	569	287	96	98	—	1,050
Tax on net operating income	(22)	(234)	(152)	(8)	—	(416)

Adjusted net operating income	1,127	1,018	378	(131)	—	2,392
Net cost of net debt						(194)
Non-controlling interests						(24)

Adjusted net income						2,174

Adjusted fully-diluted earnings per share ($)						0.90

(a)	Except for earnings per share.

2nd quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,539	480	339	208	—	4,566
Total divestments	448	23	296	6	—	773
Cash flow from operating activities	983	1,560	(15)	354	—	2,882

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,498	19,793	20,419	5	—	44,715
Intersegment sales	4,921	7,383	223	56	(12,583)	—
Excise taxes	—	(1,007)	(4,439)	—	—	(5,446)

Revenues from sales	9,419	26,169	16,203	61	(12,583)	39,269
Operating expenses	(5,449)	(24,182)	(15,508)	(180)	12,583	(32,736)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(291)	(202)	(9)	—	(2,831)

Operating income	1,641	1,696	493	(128)	—	3,702
Equity in net income (loss) of affiliates and other items	319	107	503	174	—	1,103
Tax on net operating income	(909)	(433)	(193)	(93)	—	(1,628)

Net operating income	1,051	1,370	803	(47)	—	3,177
Net cost of net debt						(164)
Non-controlling interests						(42)

Net income						2,971
2nd quarter 2015 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(158)	—	—	—	—	(158)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(158)	—	—	—	—	(158)
Operating expenses	(2)	123	51	—	—	172
Depreciation, depletion and impairment of tangible assets and mineral interests	(194)	(31)	(23)	—	—	(248)

Operating income(b)	(354)	92	28	—	—	(234)
Equity in net income (loss) of affiliates and other items	(191)	(71)	374	—	—	112
Tax on net operating income	36	—	(24)	—	—	12

Net operating income(b)	(509)	21	378	—	—	(110)
Net cost of net debt						—
Non-controlling interests						(4)

Net income						(114)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	199	51	—
- On net operating income	—	138	43	—

2nd quarter 2015 (adjusted) (M$)(a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	4,656	19,793	20,419	5	—	44,873
Intersegment sales	4,921	7,383	223	56	(12,583)	—
Excise taxes	—	(1,007)	(4,439)	—	—	(5,446)

Revenues from sales	9,577	26,169	16,203	61	(12,583)	39,427
Operating expenses	(5,447)	(24,305)	(15,559)	(180)	12,583	(32,908)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,135)	(260)	(179)	(9)	—	(2,583)

Adjusted operating income	1,995	1,604	465	(128)	—	3,936
Equity in net income (loss) of affiliates and other items	510	178	129	174	—	991
Tax on net operating income	(945)	(433)	(169)	(93)	—	(1,640)

Adjusted net operating income	1,560	1,349	425	(47)	—	3,287
Net cost of net debt						(164)
Non-controlling interests						(38)

Adjusted net income						3,085

Adjusted fully-diluted earnings per share ($)						1.34

(a)	Except for earnings per share.

2nd quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,653	465	436	36	—	6,590
Total divestments	379	874	627	13	—	1,893
Cash flow from operating activities	2,713	1,700	379	(60)	—	4,732

9) Reconciliation of the information by business segment with consolidated financial statements

1st half 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	70,188	(132)	70,056
Excise taxes	(10,823)	—	(10,823)
Revenues from sales	59,365	(132)	59,233
Purchases net of inventory variation	(38,487)	300	(38,187)
Other operating expenses	(11,676)	(366)	(12,042)
Exploration costs	(380)	(350)	(730)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,448)	(200)	(5,648)
Other income	343	329	672
Other expense	(119)	(84)	(203)
Financial interest on debt	(530)	(11)	(541)
Financial income from marketable securities & cash equivalents	11	—	11
Cost of net debt	(519)	(11)	(530)
Other financial income	503	—	503
Other financial expense	(321)	—	(321)
Equity in net income (loss) of affiliates	1,296	(22)	1,274
Income taxes	(699)	417	(282)

Consolidated net income	3,858	(119)	3,739
Group share	3,810	(116)	3,694
Non-controlling interests	48	(3)	45
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
1st half 2015 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	87,332	(304)	87,028
Excise taxes	(10,796)	—	(10,796)
Revenues from sales	76,536	(304)	76,232
Purchases net of inventory variation	(51,035)	478	(50,557)
Other operating expenses	(12,131)	(172)	(12,303)
Exploration costs	(902)	(87)	(989)
Depreciation, depletion and impairment of tangible assets and mineral interests	(5,409)	(1,294)	(6,703)
Other income	884	1,459	2,343
Other expense	(235)	(603)	(838)
Financial interest on debt	(493)	—	(493)
Financial income from marketable securities & cash equivalents	59	—	59
Cost of net debt	(434)	—	(434)
Other financial income	397	—	397
Other financial expense	(329)	—	(329)
Equity in net income (loss) of affiliates	1,311	(36)	1,275
Income taxes	(2,914)	341	(2,573)

Consolidated net income	5,739	(218)	5,521
Group share	5,687	(53)	5,634
Non-controlling interests	52	(165)	(113)
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

2nd quarter 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	37,221	(6)	37,215
Excise taxes	(5,504)	—	(5,504)
Revenues from sales	31,717	(6)	31,711
Purchases net of inventory variation	(21,130)	582	(20,548)
Other operating expenses	(5,875)	(31)	(5,906)
Exploration costs	(186)	(350)	(536)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,768)	(200)	(2,968)
Other income	172	—	172
Other expense	(65)	(68)	(133)
Financial interest on debt	(262)	(5)	(267)
Financial income from marketable securities & cash equivalents	1	—	1
Cost of net debt	(261)	(5)	(266)
Other financial income	312	—	312
Other financial expense	(166)	—	(166)
Equity in net income (loss) of affiliates	797	(21)	776
Income taxes	(349)	19	(330)

Consolidated net income	2,198	(80)	2,118
Group share	2,174	(86)	2,088
Non-controlling interests	24	6	30
(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
2nd quarter 2015 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	44,873	(158)	44,715
Excise taxes	(5,446)	—	(5,446)
Revenues from sales	39,427	(158)	39,269
Purchases net of inventory variation	(26,603)	250	(26,353)
Other operating expenses	(5,955)	(76)	(6,031)
Exploration costs	(350)	(2)	(352)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,583)	(248)	(2,831)
Other income	358	364	722
Other expense	(136)	(260)	(396)
Financial interest on debt	(231)	—	(231)
Financial income from marketable securities & cash equivalents	28	—	28
Cost of net debt	(203)	—	(203)
Other financial income	255	—	255
Other financial expense	(163)	—	(163)
Equity in net income (loss) of affiliates	677	8	685
Income taxes	(1,601)	12	(1,589)

Consolidated net income	3,123	(110)	3,013
Group share	3,085	(114)	2,971
Non-controlling interests	38	4	42
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Changes in progress in the Group structure

•	Upstream

•	TOTAL has signed in January 2016 an agreement for the transfer to Zarubezhneft of a 20% stake and the operatorship in Kharyaga, Russia. At June 30, 2016 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $245 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $165 million. The assets and liabilities concerned mainly include tangible assets for an amount of $189 million and deferred tax liabilities for an amount of $92 million.

•	Refining & Chemicals

•	Following the sale offering of its electroplating activity Atotech in May 2016, the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $1,012 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $482 million at June 30, 2016. The assets and liabilities concerned mainly include tangible assets for an amount of $327 million, inventories for an amount of $182 million, receivables for an amount of $229 million, cash and cash equivalents for an amount of $98 million, non-current liabilities for an amount of $188 million, payables for an amount of $83 million and other creditors and accrued liabilities for an amount of $193 million.

11) Post-closing and other events

•	In May 2016, TOTAL and Saft Group announced that, following the signature of an agreement between the companies, TOTAL filed a friendly tender offer on all of the issued and outstanding shares in the capital of Saft with the French Financial Markets Authority (Autorité des Marchés Financiers (“AMF”)).

The proposed offer targets all of Saft’s issued and outstanding shares at a price of €36.50 per share, ex-dividend of €0.85 per share, valuing Saft’s equity at €950 million.

On July 18, 2016, the “AMF” published the results of the public tender offer, following which TOTAL holds 23,456,093 Saft Group shares representing 90.14% of the capital and voting rights of Saft Group.